Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947- 1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES DEVELOPMENT PROJECT UPDATE — LA INDIA
COMMISSIONING UNDERWAY AND MINING AND PROCESSING HAS
RESTARTED AT GOLDEX

Toronto (September 19, 2013) — Agnico Eagle Mines Limited (TSX and NYSE: AEM) (“Agnico Eagle” or the “Company”) today announced development updates for its La India Mine in Sonora, Mexico, and the Goldex Mine in northwestern Quebec.

Highlights include:

•                  La India commissioning in progress — mining and pad loading are now underway with initial leaching expected to begin in October 2013.  Commercial production is anticipated in the first quarter of 2014.

•                  Mining and milling resumes at Goldex — Underground mining has started on the M and E zones, two of the several previously undeveloped satellite zones.  The first gold pour is expected in October 2013, and the project remains on track to produce 15,000 ounces of gold in 2013.  Mining remains suspended in the Goldex Extension Zone (GEZ).

“The La India and Goldex mines have both started up ahead of schedule.  These two operations are expected to be significant contributors to the growth of our production profile over the next two years” said Sean Boyd, President and Chief Executive Officer. “Efforts are also underway to evaluate opportunities to further enhance production at both operations”.

La India — Commissioning underway; Initial leaching to begin in October

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, was acquired in November 2011 from Grayd Resources along with a 56,000 hectare land position in the prolific Mulatos Gold belt. Design, permitting, construction and start-up of the La India mine have been completed within 22 months of acquisition.

The operation is an open pit, heap leach mine with a stripping ratio of approximately 1:1. The mining rate is expected to be approximately 16,000 tonnes per day (tpd), using

777 haul trucks (90-tonne) and 992 loaders, which is the equipment used at the Company’s Pinos Altos and Creston Mascota operations.

Ore will undergo three-stage crushing to minus 19 millimeter, and the crushing circuit has been designed with room for expansion.  The leach pad, which will be constructed in two phases, will have a capacity of up to 50 million dry tonnes.  Current reserves are 33.5M tonnes of ore grading at 0.72 grams per tonne (g/t) of gold or 776,000 ounces (see the Company’s February 13, 2013 news release).

The gold adsorption facility (ADR plant), which consists of two parallel trains of five 3.5-tonne carbon adsorption columns and a Zadra strip with electrowinning, is designed to process leach flows from up to 6.0 million dry tonnes per year (16,438 tpd). Leach recovery is estimated at 80% with a 90 day leach time.

Gold production is expected to average approximately 90,000 ounces per year at an average total cash cost of approximately $500 per ounce(1).  In its February 13, 2013 press release, the Company estimated gold production of 40,000 and 81,000 ounces in 2014 and 2015 respectively.

With mechanical completion now achieved and the crushing circuit operational, mining and loading of the leach pad is underway.  It is expected that leaching will begin in October, with initial gold production during the fourth quarter of 2013. Commercial production is anticipated in the first quarter of 2014. The project’s capital expenditures remain on budget at $157.6 million.

Metallurgical testing continues on the La India sulphides and Tarachi ores, with results expected later this year.

The Company is conducting site visits for analysts and investors to the La India project on September 20th and 25th, 2013 respectively.

Goldex Mine — Mining and milling resumes on satellite zones

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining in the original GEZ orebody was suspended in October 2011 (see October 19, 2011 release). In July 2012, the M and E satellite zones were approved for development.  Mining operations at GEZ remain suspended.

Earlier this month, milling operations resumed at Goldex, with initial feed coming from a surface stockpile of approximately 130,000 tonnes.

The surface stockpile is now being supplemented with underground ore from initial mining blocks.  Tonnage from underground is expected to increase to approximately 5,100 tpd by the end of the fourth quarter of 2013 as mining activities ramp up.  The mill has a capacity to handle up to 8,000 tpd and historical recoveries averaged 92% with about 65% of the gold recovered by gravity and poured as doré at site.  The rest of the

(1)  Total cash costs per ounce is a non-GAAP measure.  See “Note Regarding Certain Measures of Performance”

gold is contained in a flotation concentrate that is trucked to the Company’s LaRonde mill for final processing.

Gold production at Goldex in in 2013 is forecast to be approximately 15,000 ounces, with the first gold pour expected in early October.  Current reserves in the M and E zones (7.0 million tonnes of ore 1.6 g/t gold or 349,000 ounces) are estimated to support a four year mine life with average annual production of approximately 85,000 ounces at a total cash cost of $900 per ounce.

The M and E zones will be mined using long hole stoping methods with paste backfill. With the backfill, minesite costs per tonne(2) are expected to be approximately $41 Cdn.  The new paste plant has been tested with full commissioning expected later this month.  The plant has a capacity of 7,000 tpd and has been designed with the ability for future expansion.  The plant utilizes about 50% of the tailings from the mill circuit. The remaining tailings are being used to complete the rehabilitation of the historic Manitou mine site in partnership with the Quebec Government.

The project capital expenditure remains on budget at $68 million.

In addition to the proven and probable reserves, Goldex contains measured and indicated resources of 27.2 million tonnes at 1.8 g/t gold and inferred resources of 34.6 million tonnes at 1.5 g/t gold.  Technical studies are currently in progress on several other satellite zones at the mine, with results expected by the end of 2013.  If developed, these satellite zones could help optimize installed capacity, while reducing production costs.

(2)  Minesite costs per tonne is a non-GAAP measure.  See “Note Regarding Certain Measures of Performance”.

[Goldex mine — composite long section]

About Agnico Eagle

Agnico Eagle is a long established, Canadian headquartered gold producer with operations located in Canada, Finland and Mexico and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholder exposure to gold, on a per share basis.  It has declared a cash dividend for 31 consecutive years.

Note Regarding Certain Measures of Performance

This press release presents financial performance measures, including “total cash costs per ounce of gold produced”, and “minesite costs per tonne”, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year-over-year comparisons. However, each of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

The contents of this press release has been reviewed by, Alain Blackburn, Ing., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Production Guidance

The gold production guidance in this news release is based on the Company’s mineral reserves but includes contingencies, assumed metal prices and foreign exchange rates that are different from those used in the reserve estimates. These factors and others mean that the gold production guidance presented in this disclosure does not reconcile exactly with the production models used to support these mineral reserves.

Forward-Looking Statements

The information in this news release has been prepared as at September 19, 2013. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “possible”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, orebody configurations, metal production, life of mine estimates, production estimates, total cash costs per ounce and minesite costs per tonne estimates, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, expansion projects, recovery rates, mill throughput, and projected capital expenditures, including costs and other estimates upon which such projections are based; the Company’s ability to complete construction and bring into production mines at Goldex or La India; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle contained in this news release, which may prove to be incorrect include, but are not limited to the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release or the Form 20-F; that prices for gold, silver, zinc, and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s current expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing of commercial production; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies.

For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

For a more detailed discussion of the Agnico Eagle’s reserves and resources and related cautionary notes, please see the Company’s February 13, 2013 press release.